Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Cummins Westport Inc. and Cummins India Ltd. Announce Order for 460
     Natural Gas Engines

     VANCOUVER, March 24 /CNW/ - Cummins Westport Inc. ("CWI"), a leading provider of high-performance, alternative fuel engines for the global market, and Cummins India Ltd. ("CIL") announced today that CIL has received purchase orders for 460 natural gas engines to customers outside of Delhi. The B Gas
Plus and B Gas International engines, powered by compressed natural gas (CNG), are licensed by CWI and manufactured by CIL.
     "India continues to build its world leading eco-friendly transit fleet,"
said Roe East, CWI's President. "We are seeing orders from new customers in the region who have recognized our natural gas engines as best in class.
Helping increase natural gas engine proliferation, the Indian government is getting behind the push for emission reductions with stimulus funding."
     The Government of India unveiled a transport stimulus package on February
3, 2009, to provide central funding to purchase buses for urban transport systems. The Ministry of Urban Development will provide financial assistance for purchasing public transport buses, as part of a national effort to reduce the use of private vehicles and control congestion. The Jawaharlal Nehru
National Urban Renewal Mission (JnNURM), a government program, has allocated
$58 billion to 63 cities to help modernize and improve quality of life.
     According to NGVAmerica, the New Delhi Natural Gas Vehicle Program has
halved the air pollution in comparison to ten years ago. Approximately 60,000 auto rickshaws in New Delhi, India were required to convert to compressed natural gas (CNG) for fuel. A decade later, the government has issued a report hailing the success of the program, showing that, while the number of vehicles on the road has doubled, the pollution rate has halved. Outside of New Delhi, ten other major Indian cities also have aggressive natural gas vehicle conversion programs. As a result, the amount of petroleum used in the country has been cut dramatically from projected levels - a significant and cost-saving achievement for a country that has to import 70% of its diesel and gasoline.

     About Cummins India Limited

     Cummins India Limited, headquartered in Pune since 1962, is the country's leading manufacturer of diesel and natural gas engines for power generation, industrial and automotive markets. Cummins India Limited is the largest among the Cummins affiliated companies in India.

     About Cummins Westport Inc.

     Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. CWI is a joint venture of Cummins Inc.
(NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc.
(NASDAQ:WPRT / TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

     Note: This document contains forward-looking statements about Cummins
Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and availability of Cummins Westport products, and other risk factors discussed in Westport
Innovations Inc. most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins
Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Inquiries: Cummins Westport Inc./Westport
Innovations Inc., Darren Seed, Vice President, Investor Relations &
Communications, Phone: (604) 718-2046, Email: invest(at)westport.com, Web:
www.westport.com; Cummins Inc., Mark Land, Public Relations Director, Phone:
(317) 610-2456, Email: mark.d.land(at)Cummins.com, Web: www.cummins.com/

CO:  Cummins Westport Inc.; Westport Innovations Inc.; Green News

CNW 08:00e 24-MAR-10